UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________________________________________________

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and

Amendments Thereto Filed Pursuant to §240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

_____________________________________________________________________________

Innovative Solutions and Support, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45769N-10-5

(CUSIP Number)

Estate of Geoffrey S. M. Hedrick

c/o Innovative Solutions and Support, Inc.

Attn: Christopher Scott Ginieczki, Personal Representative of Estate

720 Pennsylvania Drive

Exton, PA 19341

(610) 646-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2024

(Date of Event Which Requires Filing of This Statement)

_____________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP 45769N-10-5

1	NAME OF REPORTING PERSON

Estate of Geoffrey S. M. Hedrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,043,042
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,043,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,043,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.97% (1)
14	TYPE OF REPORTING PERSON

OO

(1)	Calculated based on 17,459,983 shares of common stock of the Issuer outstanding as of February 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2023.

SCHEDULE 13D/A

CUSIP 45769N-10-5

1	NAME OF REPORTING PERSON

Christopher Scott Ginieczki, as Personal Representative of the Estate of Geoffrey S. M. Hedrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,063,990 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,063,990 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,063,990 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.09% (2)
14	TYPE OF REPORTING PERSON

IN

(1)	Amount includes 1,043,042 shares of common stock of the Issuer owned by the Estate and 20,948 shares of common stock of the Issuer owned by the Ginieczki Family Trust of which Mr. Ginieczki is a co-trustee.

(2)	Calculated based on 17,459,983 shares of common stock of the Issuer outstanding as of as of February 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2023.

SCHEDULE 13D/A

CUSIP 45769N-10-5

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is filed to amend the Schedule 13D (the “Initial Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2022 by the Reporting Persons, as amended by Amendment No. 1 to Schedule 13D filed on August 11, 2023 (“Amendment No. 1”), as amended by Amendment No. 2 to Schedule 13D filed on February 1, 2024 (“Amendment No. 2”), as amended by Amendment No. 3 to Schedule 13D filed on February 15, 2024 (“Amendment No. 3” and collectively with the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”). This Amendment No. 4 supplements and amends the Schedule 13D as specifically set forth herein. Except as supplemented and amended by this Amendment No. 4, the Schedule 13D remains unchanged. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

This Amendment No. 4 reports a decrease in the Reporting Persons percentage of beneficial ownership of the outstanding shares of Common Stock of the Issuer since the date of Amendment No. 3.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby deleted in their entirety and replaced with the following:

(a)-(b)     The Reporting Persons may be deemed to beneficially own 1,043,042 shares of Common Stock of the Issuer, which represent approximately 5.97% of the outstanding Common Stock of the Issuer, based on 17,459,983 shares of Common Stock of the Issuer outstanding as of as of February 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2023. The Reporting Persons have shared voting and dispositive power over the 1,043,042 shares of Common Stock of the Issuer, which were previously owned directly by Mr. Hedrick prior to his death and are now owned by the Estate. In addition, Mr. Ginieczki may be deemed to share voting and dispositive power over 20,948 shares of Common Stock of the Issuer that are held by the Ginieczki Family Trust, of which Mr. Ginieczki is a co-trustee.

(c)            During the past sixty (60) days, the Estate sold an aggregate of 478,525 shares of Common Stock of the Issuer in open market transactions as follows:

Date of Sale	Number of Shares	Price Per Share ($)(1)		Price Range Per Share ($)
12/29/2023	7,600	8.52	*	8.50 - 8.59
1/2/2024	3,362	8.52	*	8.45 - 8.605
1/3/2024	607	8.30		—
1/4/2024	5,563	8.35	*	8.30 - 8.40
1/16/2024	800	8.20		—
1/17/2024	173	8.15		—
1/18/2024	8,941	8.17	*	8.15 - 8.24
1/19/2024	3,507	8.17	*	8.15 - 8.22
1/22/2024	6,539	8.16	*	8.15 - 8.23
1/23/2024	5,411	8.17	*	8.15 - 8.245
1/29/2024	409	8.16	*	8.15 - 8.205
1/30/2024	1,002	8.16	*	8.15 - 8.18
1/31/2024	824	8.15		—
2/1/2024	6,146	8.169	*	8.15 - 8.255
2/2/2024	12,541	8.184	*	8.15 - 8.265
2/5/2024	14,269	8.168	*	8.15 - 8.235
2/6/2024	30,000	8.172	*	8.15 - 8.30
2/7/2024	6,442	8.167	*	8.15 - 8.255
2/8/2024	4,964	8.157	*	8.15 - 8.20
2/9/2024	7,457	8.166	*	8.15 - 8.23
2/12/2024	9,162	8.173	*	8.15 - 8.225
2/13/2024	84,329	8.25	*	8.15 - 8.40
2/14/2024	58,280	8.16	*	8.102 - 8.40
2/15/2024	27,355	8.10	*	8.05 - 8.20
2/16/2024	33,687	8.181	*	8.15 - 8.265
2/20/2024	84,579	8.445	*	8.30 - 8.665
2/21/2024	22,584	8.356	*	8.31 - 8.51
2/22/2024	19,389	8.197	*	8.13 - 8.31
2/23/2024	12,603	8.161	*	8.15 - 8.205

(1)            The price shown with an asterisk (*) is the weighted average sale price for the transactions reported on the date of sale. These shares of Common Stock were sold in multiple transactions at the price ranges shown, excluding commissions.

The Reporting Persons undertake to provide, upon request, to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transactions were effected.

Item 7.      Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of February 26, 2024, between the Estate of Geoffrey S. M. Hedrick and Christopher Scott Ginieczki, as Personal Representative of the Estate of Geoffrey S. M. Hedrick.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2024

Estate of Geoffrey S. M. Hedrick

By:	/s/ Christopher Scott Ginieczki
	Name:	Christopher Scott Ginieczki
	Title:	Personal Representative of the Estate of Geoffrey S. M. Hedrick

/s/ Christopher Scott Ginieczki
Christopher Scott Ginieczki, as Personal Representative of the Estate of Geoffrey S. M. Hedrick